SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15579

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSA RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINE SAFETY APPLIANCES COMPANY

121 Gamma Drive

Pittsburgh, PA 15238

MSA Retirement Savings Plan

Financial Statements and Supplemental Schedule

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MSA Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Mine Safety Appliances Company Retirement Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 27, 2007

MSA RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31
	2006	2005
Investments, at fair value
Registered investment companies	$138,229	$126,881
Common/collective trust	35,341	37,984
MSA common stock fund	326	169
Participant loans	4	4

Net assets available for benefits, at fair value	173,900	165,038

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	424	565

Net assets available for benefits	174,324	165,603

The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	For the year ended December 31
	2006	2005
Investment income:
Net appreciation in fair value of investments	$1,447	$1,288
Interest	1,425	1,418
Dividends	14,128	7,420
Participants’ contributions	7,289	7,170
Employer’s contributions	3,276	2,993

Total additions	27,565	20,289

Benefits paid to participants	18,807	10,010
Administrative expenses	37	26

Total deductions	18,844	10,036

Net increase	8,721	10,253
Net assets available for benefits:
Beginning of year	165,603	155,350

End of year	174,324	165,603

The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

Note 1 – Description of Plan

The description of the MSA Retirement Savings Plan (the “Plan”) provided below was in effect during 2006 and 2005. This description of the Plan is provided for general information purposes only. More complete information is included in the applicable Plan document.

The Plan is a defined contribution plan maintained by Mine Safety Appliances Company (the “Company”) for eligible U.S. employees. Eligible employees may elect to participate as of their employment date.

Participants may elect to contribute from 1% to 25% of their pre-tax earnings (highly compensated participants limited to 8%). The Company matches 50% of the participants’ contributions up to 8% of their pre-tax earnings. The Plan permits deferral of federal income taxes on employees’ contributions, as provided for under Section 401(k) of the Internal Revenue Code.

The Plan provides a number of investment options in mutual funds, a common/ collective trust and, effective January 1, 2005, Company common stock. Participants may direct the investment of their account into any combination of the available investment options.

Company matching contributions vest after three years of continuous service. Participants or their beneficiaries are entitled to the current value of their accounts in the Plan upon death or upon termination of their employment with the Company after attainment of the vesting period.

Subject to certain restrictions, upon termination of employment, participants may elect to receive distribution of their vested account balance as a single sum or in monthly installments, request a direct rollover of their vested account balance into an eligible retirement plan, or maintain their account balance in the Plan.

Certain portions of the payments from the Plan to participants are subject to taxes at either ordinary income or capital gains tax rates depending on when contributions were made to the Plan and the election to participate in the deferral of their contributions for purposes of federal income taxes as provided for under section 401(k) of the Internal Revenue Code.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time according to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts and will receive a lump sum cash payment or some other method of payment in accordance with the Plan provisions equal to their account balance.

The Plan is administered by a committee appointed by the Board of Directors of the Company. The committee establishes rules of procedure, interprets the provisions of the Plan and decides all questions of administration.

Note 2 – Significant Accounting Policies

Accounting method – The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Adoption of new accounting standard – Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (the “FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, with respect to fully benefit-responsive investment contracts held by the Fidelity Managed Income Portfolio II, which is provided as an investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005.

Investments – Investments in shares of registered investment companies are stated at fair value based on the net asset value of the underlying investments. Investments in common and collective trusts are stated at estimated fair value based on the value underlying the investments. The estimated fair value of the investment in the Fidelity Managed Income Portfolio II is then adjusted to contract value in the statements of net assets available for benefits. The average yield to maturity and crediting interest rate for the Fidelity Managed Income Portfolio II was approximately 4.4% and 3.7% at December 31, 2006 and 2005, respectively. The MSA Common Stock Fund is stated at fair value based on the quoted market price of the underlying shares of stock held at year-end. Participant loans are recorded at their outstanding balances, which approximate fair value.

Benefits – Benefits are recorded when paid. At December 31, 2006 and 2005, there were no unpaid benefits allocated to accounts of participants who had elected to withdraw from the Plan.

Funding – The Plan is funded by contributions from participants and the Company. The cost of administering the Plan is borne by the Plan. Management investment fees paid by each fund to Fidelity Management and Research Company, a division of Fidelity Management Trust Company, are deducted directly from dividend income.

New accounting pronouncements – In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. FAS No. 157 becomes effective on January 1, 2008. Upon adoption, the provisions of FAS No. 157 are to be applied prospectively with limited exceptions. We do not expect that the adoption of this statement will have a material effect on the Plan’s financial statements.

Note 3 – Tax Status of the Plan

The Internal Revenue Service informed the Company by letter dated December 4, 2001, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”), and was, therefore, not subject to tax under income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

Note 4 – Related Party Transactions

Certain Plan investments are shares of mutual funds and a common/collective trust managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee for the Plan and, therefore, these transactions are considered to be party-in-interest transactions. Fees paid by the Plan to Fidelity Management Trust Company for investment management services were not material for the years ended December 31, 2006 and 2005.

Certain Plan investments are publicly traded common stock of the Company. The Plan purchased 5,089 shares of Company stock at a cost of $197 and sold 1,025 shares of Company stock for $39 during 2006. The Plan received $4 in dividends from the Company during 2006.

Note 5 – Forfeited Accounts

At December 31, 2006 and 2005, forfeited non-vested accounts totaling approximately $27 and $29, respectively, were included in common/collective trust investment balances. These accounts are used first to reinstate previously forfeited amounts for participants who are re-employed by the Company within five years, then to reduce Plan expenses and then to reduce future employer contributions. The use of forfeited non-vested accounts reduced Plan expenses by approximately $27 in 2006 and $16 in 2005.

Note 6 – Participant Loans

Prior to the 2003 merger of the Rose Plan into the Plan, participants in the Rose Plan were permitted to borrow up to 50% of their vested account balance. Under the terms of the Rose Plan, loans must be repaid within five years, except those loans used in the purchase of a primary residence, which must to be repaid within ten years. Participant loans bear interest at rates prevailing at the inception of the loans. Interest rates on outstanding loans range from 7.5% to 8.75% at December 31, 2006 and maturity dates range from 2007 to 2009.

Note 7 – Risks and Uncertainties

The Plan provides investment options in mutual funds, a common/collective trust and Company common stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8 – Investments

Individual investments exceeding 5% of net assets available for benefits were as follows:

	Fair Value at December 31
	2006	2005
Fidelity Managed Income Portfolio II	$35,341	$37,984

Fidelity Growth and Income Fund	30,750	34,662

Fidelity Contrafund	23,279	21,673

Fidelity Diversified International Fund	19,745	13,767

Spartan U.S. Equity Index Fund	11,116	10,668

Fidelity U.S. Bond Index Fund	10,022	9,976

Fidelity Magellan Fund	8,899	9,488

The Plan’s investments appreciated (depreciated) in value, including gains and losses on investments bought and sold during the year, as follows:

	For the year ended December 31
	2006	2005
Mutual funds	$1,448	$1,311
MSA common stock	(1)	(23)

	1,447	1,288

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$174,324	$165,603
Adjustment for excess contract value over contract value of the Fidelity Managed Income Portfolio II	(424)	(565)

Net assets available for benefits per the Form 5500	173,900	165,038

Schedule I

MSA Retirement Savings Plan

Schedule H, line 4i (Form 5500) - Schedule of Assets (Held at End of Year)

As of December 31, 2006

(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Allianz NFJ Small Cap Value AD	Mutual Fund	**	$4,560
*	Artisan Mid Cap Investor	Mutual Fund	**	1,082
*	Fidelity Contrafund	Mutual Fund	**	23,279
*	Fidelity Diversified International Fund	Mutual Fund	**	19,745
*	Fidelity Equity Income Fund	Mutual Fund	**	4,832
*	Fidelity Freedom 2000	Mutual Fund	**	197
*	Fidelity Freedom 2010	Mutual Fund	**	4,067
*	Fidelity Freedom 2015	Mutual Fund	**	86
*	Fidelity Freedom 2020	Mutual Fund	**	3,102
*	Fidelity Freedom 2025	Mutual Fund	**	7
*	Fidelity Freedom 2030	Mutual Fund	**	1,073
*	Fidelity Freedom 2030	Mutual Fund	**	59
*	Fidelity Freedom 2040	Mutual Fund	**	1,047
*	Fidelity Freedom 2045	Mutual Fund	**	7
*	Fidelity Freedom 2050	Mutual Fund	**	6
*	Fidelity Freedom Income	Mutual Fund	**	357
*	Fidelity Growth and Income Fund	Mutual Fund	**	30,750
*	Fidelity Magellan Fund	Mutual Fund	**	8,899
*	Fidelity Puritan Fund	Mutual Fund	**	6,356
*	Fidelity U.S. Bond Index Fund	Mutual Fund	**	10,022
*	Legg Mason Value Trust FI	Mutual Fund	**	940
*	Lord Abbett Mid Cap Value P	Mutual Fund	**	2,157
*	Spartan Extended Market Index Fund	Mutual Fund	**	4,483
*	Spartan U.S. Equity Index Fund	Mutual Fund	**	11,116

	Total Mutual Funds			138,229
*	Fidelity Managed Income Portfolio II	Common/Collective Trust		35,341
*	MSA Stock Fund			326
*	Participant loans	Interest rates range from 7.5% to 8.75%; Maturity dates range from 2007 to 2009		4

	Total			173,900

*	Denotes a party-in-interest, for which a statutory exemption exists.
**	Not required for participant directed plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 27, 2007	MSA RETIREMENT SAVINGS PLAN
(Name of Plan)

	By:	/s/ Paul R. Uhler
Paul R. Uhler
Chairman of the Retirement Savings Plan Committee

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm dated June 27, 2007 is filed herein.